02 JUN 26 AM 11:25

WashTec AG

82-4888

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commision
Office of International Corporate Finance
Division of Corporate Finance
450 Street, N. W.
Washington D. C. 20549
USA

Ihr Ansprechpartner: K. Kalb

Durchwahl: +49/(0)821-5584-1134

Datum: 06.06.2002

02042086

SUPPL

Dear Sirs,

enclosed you find a copy of our press release dated 6th of June 2002 submitted to you in order to maintain our exemption pursuant to Rule 12g3-(2)b under the securities act of 1934.

We also confirm that the schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Yours truly
WashTec AG
p.o.

K. Kalb

Karoline Kalb

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

dw 6/26

Press Contact:
Haubrok Investor Relations
Widenmayerstr. 32
80538 München
Germany
Tel. ++49 (89) 21027 - 0
Fax ++49 (89) 21027-289
Email:
office.muc@haubrok.de

PRESS RELEASE

WashTec appoints new member of the board

Augsburg, June 6, 2002 - Dipl. Ing. Dirk Brunnengräber has been appointed new Director of Production and Engineering by the Executive Board of WashTec AG (WKN 750750). With effect from August 1, 2002, he will succeed Dietmar W. Mundil, whose contract will expire on September 30, 2002. Mr Mundil will remain available to the company in an advisory position.

Mr. Brunnengräber (39) studied mechanical engineering at Munich Technical University. His latest position was Managing Director and Spokesman of the Telelift Group, which was a member of the ThyssenKrupp Group until 1999 before being taking over by Swisslog AG, a provider of supply-chain solutions. He was also a member of the Group management of Swisslog AG.
Mr. Brunnengräber has extensive experience in plant engineering, especially in the field of warehousing and materials handling engineering. In particular, the WashTec Group will benefit from his know-how and experience in the management of companies with several international production facilities.